Exhibit (a)(3)

April 26, 2024

RE: Liquidation Opportunity for NorthStar Healthcare Income, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of NorthStar Healthcare Income, Inc. (the “REIT”) for $0.87 per share in cash. Comrit Investments 1, Limited Partnership (the “Purchaser”) is offering to pay you cash by purchasing up to 4,022,988 shares of the REIT’s common stock. But this offer expires on June 21, 2024, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•	There is no public trading market for the REIT’s shares and there may never be one; therefore, it may be difficult for the REIT’s stockholders to sell their shares, and if the stockholders are able to sell their shares, stockholders will likely sell them at a substantial discount to the price paid for those shares.

•	While the REIT has a share repurchase program (“SRP”), the REIT’s board of directors determined to suspend all repurchases under the SRP effective April 30, 2020 in order to preserve capital and liquidity and the REIT does not currently anticipate resuming the SRP.

•	The REIT established its estimated per share value at $2.64 on November 9, 2023, representing the REIT’s estimated value of its assets as of June 30, 2023, based on its public disclosure. The REIT may publish an update to its estimated per share value during the period in which the Offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

If you tender shares in this offer, you will give up the opportunity to participate in any future benefits from owning the shares, including as a result of any long-term strategic initiatives the REIT may be considering.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.

•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently hold approximately 9,710,941 shares of the REIT’s common stock, or approximately 5.2% of the shares of the REIT’s common stock outstanding as of March 21, 2024.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extension of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, Limited Partnership

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer